Filed Pursuant to Rule 424(b)(3)

File Nos. 333-215074 and 811-23221

FS CREDIT INCOME FUND

Supplement dated June 26, 2026

to

Prospectus dated March 1, 2026

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Income Fund (the “Fund”), dated March 1, 2026 (as may be supplemented and amended, the “Prospectus”). Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Types of Investments and Related Risks” beginning on page 39 of the Prospectus before you decide to invest in the Fund’s Shares.

Effective immediately, the section entitled “SUMMARY OF FEES AND EXPENSES” of the Prospectus is removed in its entirety and replaced with the following:

SUMMARY OF FEES AND EXPENSES

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that holders of Shares can expect to bear directly or indirectly, including the Fund’s annual use of leverage assuming the Fund borrows 30% of its average net assets during the following twelve months.

Shareholder Fees	Class A	Class I	Class L	Class M	Class T	Class U		Class U-2
Maximum Sales Load Imposed on Purchases (as a percentage of offering price)	5.75%	None	3.50%	None	3.50%	None	(2)	2.50%
Maximum Deferred Sales Load (as a percentage of offering price or repurchase proceeds, whichever is lower)	None	None	None	None	None	None		1.50	%(3)
Annual Fund Expenses(1) (as a percentage of average net assets attributable to Shares)(4)
Management Fee(5)	1.30%	1.30%	1.30%	1.30%	1.30%	1.30%	1.30%
Interest Payments on Borrowed Funds(6)	1.75%	1.75%	1.75%	1.75%	1.75%	1.75%	1.75%
Other Expenses
Shareholder Servicing Fee(7)	0.25%	None	0.25%	None	0.25%	None	0.25%
Distribution Fee(7)	None	None	0.25%	0.25%	0.25%	0.75%	0.50%
Remaining Other Expenses(8)	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
Total Annual Fund Operating Expenses	3.80%	3.55%	4.05%	3.80%	4.05%	4.30%	4.30%
Expense Reimbursement	(0.25)%	(0.25)%	(0.25)%	(0.25)%	(0.25)%	(0.25)%	(0.25)%
Total Annual Fund Operating Expenses (after fee waiver and/or expense reimbursement)(9)	3.55%	3.30%	3.80%	3.55%	3.80%	4.05%	4.05%

(1)	The expense information has been restated to reflect current fees.

(2)	While neither the Fund nor the distributor imposes an initial sales charge on Class U Shares, if you buy Class U Shares through certain Financial Intermediaries, they may directly charge you transaction or other fees in such amounts as they may determine. Please consult your Financial Intermediary for additional information.

(3)	For purchases made on or after March 1, 2024, but before September 15, 2025, if any Class U-2 Shares for which you did not pay a sales charge are repurchased before the first day of the month in which the 18-month anniversary of your initial purchase falls, a contingent deferred sales charge (“CDSC”) of 1.00% will normally be collected. For purchases made on or after September 15, 2025, if any Class U-2 Shares for which you did not pay a sales charge are repurchased before the first day of the month in which the 18-month anniversary of your initial purchase falls, a CDSC of 1.50% will normally be collected.

(4)	Amount assumes that the Fund sells $417.5 million and redeems $142.0 million worth of Shares during the following twelve months, resulting in estimated average net assets of $757.3 million. That amount also assumes that the Fund borrows funds equal to 30% of its average net assets during such period. Actual expenses will depend on the number of Shares the Fund sells in this Offering, the number of Shares redeemed, and the amount of leverage the Fund employs, if any. There can be no assurance that the Fund will sell $417.5 million or redeem $142.0 million worth of Shares during the following twelve months.

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that holders of Shares can expect to bear directly or indirectly without the Fund’s annual use of leverage.

	Class A	Class I	Class L	Class M	Class T	Class U	Class U-2
Annual Fund Expenses (as a percentage of average net assets attributable to Shares)
Management Fee	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Other Expenses
Shareholder Servicing Fee	0.25%	None	0.25%	None	0.25%	None	0.25%
Distribution Fee	None	None	0.25%	0.25%	0.25%	0.75%	0.50%
Remaining Other Expenses	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
Total Annual Fund Operating Expenses	1.75%	1.50%	2.00%	1.75%	2.00%	2.25%	2.25%
Expense Reimbursement	(0.25)%	(0.25)%	(0.25)%	(0.25)%	(0.25)%	(0.25)%	(0.25)%
Total Annual Fund Operating Expenses (after fee waiver and/or expense reimbursement)	1.50%	1.25%	1.75%	1.50%	1.75%	2.00%	2.00%

(5)	The Management Fee is calculated and payable quarterly in arrears at the annual rate of 1.00% of the average daily value of the Fund’s gross assets. The management fee shown in the table above is higher than the contractual rate because the management fee in the table is required to be calculated as a percentage of average net assets, rather than gross assets. Because the Management Fee is based on the Fund’s average daily gross assets, the Fund’s use of leverage, if any, will increase the Management Fee paid to FS Credit Income Advisor.

(6)	Includes estimated interest expenses and associated costs, including upfront fees and non-usage fees on the Capital One Facility (defined below), associated with the Fund’s expected use of leverage at an assumed annual interest rate equal to 5.84%, which is subject to change based on market conditions. These amounts represent both interest payments on debt that the Fund issues and on which it is the borrower.

(7)	Class A Shares, Class L Shares, Class T Shares and Class U-2 Shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class. The Class L Shares, Class M Shares and Class T Shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.25% of the average daily net assets of the Fund attributable to the respective share class and is payable on a monthly basis. Class U Shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to this share class and is payable on a monthly basis. Class U-2 Shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.50% of the average daily net assets of the Fund attributable to this share class and is payable on a monthly basis. See “Plan of Distribution.” Although Shares issued pursuant to the DRP will not be subject to any sales load, such Shares will be subject to the shareholder servicing fee and Distribution Fee, as applicable.

(8)	Other expenses include accounting, legal and auditing fees of the Fund, as well as the fees payable to Trustees who do not also serve in an executive officer capacity for the Fund or FS Credit Income Advisor. The amount presented in the table estimates the amounts the Fund expects to pay during the following twelve months, assuming the Fund redeems the net amount of $142.0 million during such time and the Fund borrows approximately 30% of its average net assets during such period. If the net amount redeemed is lower during such period, all else being equal, other expenses would be lower as a percentage of average net assets attributable to Shares.

(9)	Pursuant to the Expense Limitation Agreement under which FS Credit Income Advisor has agreed to pay or waive, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed 0.25% per annum of the Fund’s average daily net assets attributable to the applicable class of Shares. The Expense Limitation may be adjusted for other classes of Shares to account for class-specific expenses. In consideration of FS Credit Income Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay FS Credit Income Advisor in the amount of any Fund expenses paid or waived, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current expense limitation, if any, and the expense limitation that was in effect at the time when FS Credit Income Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment, to be exceeded. The Expense Limitation Agreement will continue indefinitely until terminated by the Board on written notice to FS Credit Income Advisor. The Expense Limitation Agreement may not be terminated by FS Credit Income Advisor. For the purposes of the Expense Limitation Agreement, “ordinary operating expenses” for a class of Shares consist of all ordinary expenses of the Fund attributable to such class, including administration fees, transfer agent fees, fees paid to the Fund’s trustees, legal expenses relating to the Fund’s registration statements (and any amendments or supplements thereto) and other filings with the SEC, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment advisory fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution or shareholder servicing fees and (f) extraordinary expenses.

The Fees and Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. More information about discounts that may apply to purchases of Class A Shares, Class L Shares, Class T Shares and Class U-2 Shares is available from your financial professional and in “Plan of Distribution” starting on page 114 of this prospectus. More information about the Management Fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 89 of this prospectus.

Examples:

The following examples demonstrate the projected dollar amount of total expenses that would be incurred over various periods with respect to a $1,000 investment assuming the Fund’s direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above (assuming the Fund borrows an amount equal to 30% of its average net assets) and Shares earn a 5.0% annual return:

Share Class	1 Year	3 Years	5 Years	10 Years
Class A	$91	$160	$231	$417
Class I	$33	$102	$172	$359
Class L	$72	$147	$224	$424
Class M	$36	$109	$184	$382
Class T	$72	$147	$224	$424
Class U	$41	$123	$207	$425
Class U-2	$41	$123	$207	$425

The examples and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. You may also be required to pay transaction or other fees directly to your Financial Intermediary on purchases of Class U Shares of the Fund, which are not reflected in the example. While the examples assume a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. In addition, the examples assume reinvestment of all distributions pursuant to the DRP. If Shareholders request repurchase proceeds be paid by wire transfer, such Shareholders may be assessed an outgoing wire transfer fee at prevailing rates charged by DST. If a Shareholder requests an expedited payment by wire transfer, the applicable outgoing wire transfer fee may be deducted from the Shareholder’s repurchase proceeds. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses,” “Management Fees” and “Plan of Distribution.”

Effective immediately, the sixth paragraph under the section entitled “Investment Objective, opportunities and strategies—Leverage” beginning on page 36 of the Prospectus is removed in its entirety and replaced with the following:

On June 18, 2026 (the “Closing Date”), the Fund, as servicer, and Wild Onion Funding LLC (“Wild Onion”), as borrower and a wholly-owned subsidiary of the Fund, entered into a Loan, Security and Servicing Agreement (the “Capital One Facility”) with Capital One, National Association (together with its successors and assigns, “Capital One”), as administrative agent, and Western Alliance Trust Company, N.A., as collateral custodian and collateral administrator. The Capital One Facility provides for a $300 million committed revolving credit facility, with an upfront fee of $2.85 million and borrowings available in U.S. dollars and certain agreed upon foreign currencies. The Capital One Facility has a three-year revolving period and a five-year term to maturity. Advances at the base rate under the Capital One Facility bear interest at a rate equal to 0.80% per annum, and any other Advances under the Capital One Facility bear interest at a rate equal to 1.80% per annum. During the first three months after the Closing Date, the non-usage fee is zero basis points on the daily unborrowed portion of the committed amount. During months three through six after the Closing Date, the non-usage fee is 25 to 50 basis points on the daily unborrowed portion of the committed amount, determined based on the percentage of the committed amount utilized. Following the first six months after the Closing Date, the non-usage fee is 25 to 75 basis points on the daily unborrowed portion of the committed amount, determined based on the percentage of the committed amount utilized. Under the Capital One Facility, the Fund has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other requirements customary for facilities of this type. The Capital One Facility documents contain events of default and termination events customary for similar financing transactions.

In the future, the Capital One Facility (and any other credit facility the Fund may enter into) may be replaced or refinanced by one or more credit facilities having substantially different terms, by the issuance of debt securities or by the use of other forms of leverage. See “Types of Investments and Related Risks — Risks Relating to Investment Strategies and Fund Investments — Leverage Risk” for additional information on the Capital One Facility and its effect on the Fund’s leverage.

Effective immediately, the Illustration under the section entitled “Types of investments and Related Risks—Leverage Risk” beginning on page 69 of the Prospectus is removed in its entirety and replaced with the following:

On June 18, 2026, the Fund, as servicer, and Wild Onion, as borrower and a wholly-owned subsidiary of the Fund, entered into the Capital One Facility. The Capital One Facility provides for a $300 million committed revolving credit facility, with an upfront fee of $2.85 million and borrowings available in U.S. dollars and certain agreed upon foreign currencies. The Capital One Facility has a three-year revolving period and a five-year term to maturity. Advances at the base rate under the Capital One Facility bear interest at a rate equal to 0.80% per annum, and any other Advances under the Capital One Facility bear interest at a rate equal to 1.80% per annum. During the first three months after the Closing Date, the non-usage fee is zero basis points on the daily unborrowed portion of the committed amount. During months three through six after the Closing Date, the non-usage fee is 25 to 50 basis points on the daily unborrowed portion of the committed amount, determined based on the percentage of the committed amount utilized. Following the first six months after the Closing Date, the non-usage fee is 25 to 75 basis points on the daily unborrowed portion of the committed amount, determined based on the percentage of the committed amount utilized.

Wild Onion may terminate the Capital One Facility at any time upon five business days’ prior written notice to Capital One. A prepayment fee equal to 1.00% of the facility amount (or reduction amount, as applicable) applies to any termination or reduction occurring on or prior to the first twelve months after the Closing Date. No prepayment fee applies thereafter, subject to customary exceptions set forth in the Capital One Facility agreements.

Under the Capital One Facility, the Fund has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other requirements customary for facilities of this type. The value of securities required to be pledged by the Fund is determined in accordance with the margin requirements described in the Capital One Facility agreements. The Capital One Facility agreements contain events of default and termination events customary for similar financing transactions.

The Fund’s obligations under the Capital One Facility are secured by a first priority security interest in the collateral held by Wild Onion, consisting of first lien senior secured loans and related assets, subject to certain eligibility criteria and concentration limitations.

Illustration.   The following table illustrates the effect of leverage on returns from an investment in our shares, assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $984.5 million in average total assets, (ii) a weighted average cost of funds of 5.84%, (iii) $227.2 million in borrowings outstanding (i.e. assumes the Fund borrows funds equal to 30% of its average net assets during such period) and (iv) $757.3 million in average Shareholders’ equity. In order to compute the corresponding return to Shareholders, the “Assumed Return on the Fund’s Portfolio (net of expenses)” is multiplied by the assumed average total assets to obtain an assumed return to the Fund. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds by the assumed borrowings outstanding, and the product is subtracted from the assumed return to the Fund in order to determine the return available to Shareholders. The return available to Shareholders is then divided by Shareholders’ equity to determine the corresponding return to Shareholders. Actual interest payments may be different.

Assumed Return on the Fund’s Portfolio (net of expenses)	-10%	-5%	0%	5%	10%
Corresponding return to Shareholders	(14.8)%	(8.3)%	(1.8)%	4.7%	11.2%

Similarly, assuming (i) $984.5 million in average total assets, (ii) a weighted average cost of funds of 5.84% and (iii) $227.2 million in borrowings outstanding, the Fund’s assets would need to yield an annual return (net of expenses) of approximately 1.35% in order to cover the annual interest payments on the Fund’s outstanding borrowings.

Please retain this supplement with the Prospectus for future reference.